AEM SPA

RECEIVED

2007 APR 10 A 10:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/076/2007/MAN/as

BY COUR

07022502

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

April 2, 2007

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
APR 1 2 2007 E
THOMSON
FINANCIAL

Very truly yours,

Maria Angela Nardone
Company Secretary

Encl.

dw 4/10

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

Cod. 5968117 - 6/2003

Joint Press Release
AEM S.p.A. – IRIDE S.p.A.

AEM S.p.A. buys 7.497% of the share capital of A.G.A.M. S.p.A. from IRIDE Acqua Gas S.p.A., bringing its interest in A.G.A.M. up to 24.99%

Milan, 2nd April 2007. Today, AEM S.p.A. and IRIDE Acqua Gas S.p.A. signed a sale agreement for the transfer to AEM S.p.A. of IRIDE Acqua Gas S.p.A.'s entire holding in A.G.A.M. Ambiente Gas Acqua Monza S.p.A. ("**AGAM**"), 7.497% of the total, at a cost of Euro 7.380.000,00.

As a result, AEM S.p.A. now holds 24.99% of the share capital of AGAM, i.e. the maximum number of shares that may be held by a private entity, in its capacity of strategic partner of the Municipality of Monza, in AGAM's share capital, pursuant to Municipal decision no. 55 of 17th February 2000.

For IRIDE Acqua Gas, the operation is part of a general restructuring of the holdings of the IRIDE group, following the recent merger between AMGA S.p.A. and AEM TORINO S.p.A.

AGAM manages the local natural gas supply network, drinkable water collection and distribution, and drainage in the area served by the Municipality of Monza; the company also produces heat for teleheating and electricity in cogeneration systems.

According to the shareholders' agreements in force with the Municipality of Monza until 2009, except renewal, AEM, in its capacity of sole strategic partner, will continue to be entitled to appoint AGAM's Managing Director and some of its Directors and Auditors.

On 30th March 2007, the purchase was notified to the Italian Antitrust Authority (Autorità Garante della Concorrenza e del Mercato) to obtain its nulla osta within the period of time prescribed by the law.

For further information:

AEM S.p.A. Press Office – Biagio Longo Tel. 027720.4582/3487775161
Investor Relations AEM S.p.A. Tel. 027720.3879 ir@aem.it
www.aem.it

IRIDE ACQUA GAS S.p.A.
Barabino & Partners
Stefano Amoroso
010272.50.48

END